Bamboo Ecologic Corporation



ANNUAL REPORT

9030 58th Drive East, Suite 102

Bradenton, FL 34202

0

www.rizomebamboo.com

This Annual Report is dated April 28, 2022.

BUSINESS

Bamboo Ecologic Corp. (d/b/a RIZOME) is a provider of rizome bamboo products. After proving the viability of bamboo's use as a principal engineering and construction material, the company is cultivating giant bamboo in the Philippines and southern Florida for the purpose of manufacturing structural grade rizome bamboo building products.

We manufacture and sell bamboo construction materials at shipping container level volumes to Original Equipment Manufacturers (OEMs) and wholesale distributors in the Americas, Europe, Middle East, Africa and the Asia Pacific region. Today we manufacture in the Philippines near our current bamboo raw material supply and we ship to our customers from the Philippines. Eventually we intend to locate additional manufacturing centers in proximity to other bamboo raw material supplies and will service our customers regionally from these manufacturing centers.

Rizome has a subsidiary in the Philippines incorporated as Bamboo Ecologic Export Philippines, Inc. (BEEP). Rizome wholly owns BEEP, and BEEP's officers and directors are officers and directors of Rizome. BEEP is our operational entity in the Philippines for developing bamboo supplies, manufacturing bamboo building materials, and supplying bamboo-based carbon credits. Rizome loans BEEP funds for capital equipment start-up and operational expenses, which BEEP will repay to Rizome. Rizome pays BEEP for the construction materials that BEEP manufactures for Rizome.

Rizome has common owners and executives with Bamboo Technologies, a Hawaii based Limited Liability Corporation, d/b/a Bamboo Living, which manufactures bamboo buildings through a subsidiary in Vietnam known as Bamboo Hardwoods Vietnam (BHVN). Rizome sells bamboo construction materials at market rates to BHVN. Rizome has an exclusive license to a subset of Bamboo Living's intellectual property related to dimensional bamboo building products through a royalty agreement.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $37,155.60
Number of Securities Sold: 3,715,860
Use of proceeds: operating expenses (exercise of warrants)
Date: December 31, 2020
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $118,072.82
Number of Securities Sold: 2,736,250
Use of proceeds: These shares were issued for services.
Date: January 18, 2021
Offering exemption relied upon: Rule 504

Type of security sold: Convertible Note
Final amount sold: $1,068,299.00
Use of proceeds: $393,292.51 was allocated to commissioning a factory for our subsidiary, BEEP. The remaining funds were allocated for planting; patent consultants; operations, finance and carbon consultants; CPAs, attorneys, and insurance; Reg CF marketing; and operational expenses for the company.
Date: October 22, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $0, compared to fiscal year 2020 revenue of $65,615. In the second half of 2020, Rizome determined that its contract manufacturer would likely not restart operations, and Rizome undertook establishing its own direct manufacturing capabilities in the Philippines. In 2021 Rizome purchased manufacturing equipment and commissioned its direct manufacturing facility in the Philippines. The first order of bamboo boards is scheduled to ship in early Q2 2022.

Cost of Sales

Cost of revenue in 2021 was $180,770, an increase of approximately $148,973, from costs of $37,628 in fiscal year 2020. The increase was due to the lease and commissioning of the direct manufacturing facility in the Philippines and production of test boards from that direct manufacturing facility. In 2021, the Company's employees and consultants were installing and testing the equipment and eventually harvesting bamboo, transporting it to the manufacturing facility and manufacturing test boards as well as boards to be shipped against purchase orders received.

Gross Margins

2021 gross profit decreased by $(152,783) over 2020 gross profit. 2021 gross profit was negative due to commissioning the factory and harvesting bamboo and manufacturing test boards.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, research and development expenses, including the planting of bamboo for our carbon program and raw material supply, and salaries. Total operating expenses in 2021 were $2,063,854 compared to $924,456 in 2020. Approximately $137,000 of this increase was due to marketing costs relating to our crowdfunding campaigns, $276,000 was due to employee salaries, $267,000 was due to hiring consultants who provided financial, operations, and carbon related services, and $386,000 was due to the conversion of debt to equity (non-cash transaction).

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. Rizome has now prepared the business for starting commercially scaled production of bamboo building materials and bamboo carbon credits.

The company has accomplished the following key components of its business plan:

- Located the best timber grade bamboo raw material supply

- Performed product market fit research with launch customers in North America

- Created Bamboo engineered product prototypes

- Developed a direct manufacturing center in the Philippines including the acquisition of custom manufacturing equipment

- Developed a methodology for bamboo Carbon Credits, and signed a contract to plant bamboo and generate millions of carbon credits

- Hired staff and trained them

- Starting in the 4th quarter of 2021 test production of bamboo products began with commercial shipments to customers beginning in early 2nd Quarter of 2022. Rizome expects its manufacturing subsidiary to be cash positive by the end of 2022

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $286,241.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: L. D.
Amount Owed: $70,000.00
Interest Rate: 12.0%
Maturity Date: February 01, 2022

Creditor: M.M.
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: May 12, 2023

Creditor: P.B.
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: June 14, 2023

Creditor: S&N
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: June 23, 2023

Creditor: G.P. LTD
Amount Owed: $225,000.00
Interest Rate: 12.0%
Maturity Date: December 31, 2022

This is a convertible loan; the loan is convertible at the next round of financing, if Lender and Borrower agree, or else will be paid back once cumulative equity raises of at least US$1,500,000 have been completed or by the Maturity Date whichever is the earlier.

Creditor: I.O'N.
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: July 26, 2023

Creditor: P.M.
Amount Owed: $150,000.00
Interest Rate: 12.0%
Maturity Date: July 17, 2023

Creditor: M & L E.
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: July 30, 2023

Creditor: J. S.
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: August 04, 2023

Creditor: P.M.
Amount Owed: $100,000.00
Interest Rate: 12.0%
Maturity Date: August 19, 2023

Creditor: D.E.
Amount Owed: $40,000.00
Interest Rate: 12.0%
Maturity Date: August 17, 2023

Creditor: J.S.
Amount Owed: $25,000.00

Interest Rate: 12.0%
Maturity Date: August 27, 2023

Creditor: P.E.
Amount Owed: $25,000.00
Interest Rate: 12.0%
Maturity Date: August 27, 2023

Creditor: R.L.
Amount Owed: $100,000.00
Interest Rate: 12.0%
Maturity Date: September 21, 2023

This is a convertible loan; the loan is convertible at the next round of equity financing at a 12% discount of the share price, if Lender and Borrower agree, or else will be paid back once cumulative equity raises of at lease US$5,000,000 have been completed or by the Maturity Date whichever is the earlier.

Creditor: D.H.
Amount Owed: $50,000.00
Interest Rate: 12.0%
Maturity Date: September 21, 2023

This is a convertible loan; the loan is convertible at the next round of equity financing at a 12% discount of the share price, if Lender and Borrower agree, or else will be paid back once cumulative equity raises of at lease $5,000,000 have been completed or by the Maturity Date whichever is the earlier.

Creditor: L.D.
Amount Owed: $30,000.00
Interest Rate: 12.0%
Maturity Date: October 08, 2022

Creditor: T. D.
Amount Owed: $100,000.00
Interest Rate: 8.0%
Maturity Date: December 01, 2022

This is a convertible loan; the note will be convertible into equity securities during the next bona fide sale by the company of its equity securities following the date of issuance of this note from which the company receives gross proceeds of at least $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the convertible promissory notes (including this note) issued by the Company and of any SAFEs that have been issue by the Company).

Creditor: P.B.
Amount Owed: $75,000.00
Interest Rate: 12.0%
Maturity Date: January 05, 2024

Creditor: WeFunder
Amount Owed: $1,068,299.00
Interest Rate: 5.0%
Maturity Date: February 09, 2024

Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.88, and (ii) the quotient resulting from dividing $27000000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Creditor: D.W.
Amount Owed: $50,000.00
Interest Rate: 13.0%
Maturity Date: September 28, 2024

Creditor: M.W.
Amount Owed: $50,000.00
Interest Rate: 13.0%
Maturity Date: September 28, 2024

Creditor: D.W.
Amount Owed: $20,000.00
Interest Rate: 13.0%
Maturity Date: December 15, 2024

Creditor: M.W.
Amount Owed: $20,000.00
Interest Rate: 13.0%
Maturity Date: December 15, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frederick J. Murrell

Frederick J. Murrell's current primary role is with Carbon Resources of Florida, Inc.. Frederick J. Murrell currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board, Founder, and Chief Legal Officer

Dates of Service: January 09, 2013 - Present

Responsibilities: Mr. Murrell provides leadership to RIZOME's board, and conducts board meetings. As the compliance subject matter expert, Mr. Murrell oversees the Company's compliance with laws, regulatory agencies, policies and procedures. Mr. Murrell is also a Director of the company's Philippine subsidiary, Bamboo Ecologic Export Philippines, Inc. Mr. Murrell's compensation is $5,000/month, however, it is deferred and not currently being paid.

Other business experience in the past three years:

Employer: Carbon Resources of Florida, Inc.

Title: President

Dates of Service: January 01, 1986 - Present

Responsibilities: Marketing representative

Name: Russell Smith

Russell Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Co-Founder, and Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Mr. Smith's primary responsibilities include managing the day to day operations of the business, setting strategy and direction, building and leading the senior executive team, allocating capital to the company's priorities, modeling and setting the company's culture, developing marketing, branding and development strategies, and working towards forming new partnerships and the delivery of similar business enterprises in new territories. Mr. Smith also serves as the President and Director of the company's Philippine subsidiary, known as Bamboo Ecologic Export Philippines, Inc. Mr. Smith's compensation is $5,000/month, however, it is deferred and not currently being paid.

Name: David Sands

David Sands's current primary role is with Bamboo Living/Bamboo Technologies, LLC. David Sands currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Design Officer, Founder and Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Mr. Sands responsibilities include designing new products, providing technical consultation on the production of bamboo products, seeking opportunities for the expansion of RIZOME's business into other countries and product lines, and advocating for bamboo as a vehicle for environmental and social sustainability and as a high-quality alternative to wood, steel and concrete for construction. Mr. Sands' compensation is $5,000/month, however, it is deferred and not currently being paid.

Other business experience in the past three years:

Employer: Bamboo Living/Bamboo Technologies, LLC

Title: Co-Founder, Chief Architect and Managing Member

Dates of Service: January 01, 1995 - Present

Responsibilities: Bamboo Home Design

Name: Troy Carter

Troy Carter's current primary role is with Earthshot Labs. Troy Carter currently services As needed for board meetings - 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Director

Dates of Service: January 17, 2020 - Present

Responsibilities: Mr. Carter provides business strategy consulting and professional services for partnerships, ventures and capital raising. Mr. Carter's compensation is $5,000/month; however, it is deferred and not currently being paid.

Other business experience in the past three years:

Employer: Earthshot Labs

Title: Co-Founder and CEO

Dates of Service: December 01, 2020 - Present

Responsibilities: Day to day operations and fundraising

Other business experience in the past three years:

Employer: Troy Carter Consulting

Title: Project Finance Consultant

Dates of Service: January 01, 2015 - December 01, 2020

Responsibilities: Financial structuring for renewable agriculture and energy and projects, commercial composting facilities, sustainable CPG, and other planet-positive initiatives.

Name: Fredrick H. Sands

Fredrick H. Sands's current primary role is with Kaiser. Fredrick H. Sands currently services As needed for board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 13, 2013 - Present

Responsibilities: Independent Director of the Board. Mr Sands is not currently being compensated.

Other business experience in the past three years:

Employer: Kaiser

Title: Primary Care Physician

Dates of Service: January 01, 1981 - Present

Responsibilities: Evaluating patients' symptoms and determining course of treatment.

Name: Chara Panagopoulos

Chara Panagopoulos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: May 01, 2021 - Present

Responsibilities: Manage all financial and administrative activities for the company. Develop budgets, cash flow forecasts and financial reporting. Manage banking, insurance and payroll. Develop pro forma financials for investors. Support CEO by providing strategic financial leadership. Ms. Panagopoulos' compensation is $5,000/month.

Other business experience in the past three years:

Employer: CelebYou, LLC

Title: CFO

Dates of Service: July 01, 2019 - April 30, 2021

Responsibilities: Day to day financial management

Other business experience in the past three years:

Employer: Carbon Resources of Florida, Inc.

Title: CFO

Dates of Service: September 19, 2006 - July 12, 2019

Responsibilities: Day to day financial management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: David Sands
Amount and nature of Beneficial ownership: 13,000,000
Percent of class: 14.88

Title of class: Common Stock
Stockholder Name: Russell Smith
Amount and nature of Beneficial ownership: 11,062,500
Percent of class: 12.66

Title of class: Common Stock
Stockholder Name: Frederick J. Murrell
Amount and nature of Beneficial ownership: 11,062,500
Percent of class: 12.66

Title of class: Common Stock
Stockholder Name: Fredrick H. Sands
Amount and nature of Beneficial ownership: 11,275,000
Percent of class: 12.90

RELATED PARTY TRANSACTIONS

The Company currently has outstanding loans with all four principal security holders. During 2021 Frederick Murrell, Russell Smith and Fredrick Sands loaned the company additional funds. Specifically, Fredrick Sands loaned the Company $110,000 on August 18th, 2021, Frederick Murrell loaned the Company $25,000 on October 25th, 2021 and Russell Smith loaned the Company $25,000 on November 11th, 2021. The terms of the loans are 12% interest paid quarterly in arrears, principal due in three years, and 25,000 stock warrants for each $10,000 loaned.

OUR SECURITIES

The company has authorized Common Stock, Series B Preferred Stock, Convertible Debt, Convertible Debt, Convertible Debt, Convertible Debt, Convertible Debt, Convertible Debt, and Convertible Debt. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,346,581 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 83,722,825 outstanding.

Voting Rights

Every stockholder of record shall be entitled at every meeting of stockholders to one vote for each share of common stock standing in their name.

Material Rights

The right of first refusal, tag along and drag along rights apply to Founders' Common Stock. There are no distribution rights and preferences, no liquidation rights and preferences, no dividend rights, or preemptive rights.

The total amount outstanding includes 3,375,050 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 2,472,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 4,527,500 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series B Preferred Stock

The amount of security authorized is 51,883,600 with a total of 3,650,617 outstanding.

Voting Rights

(i) Except as otherwise set forth, each holder of Series B Preferred Shares shall be entitled to one vote per Series B Share held by such holder on any matter properly put before the Corporation's shareholders, together with the holders of Common Stock as a single class, not as a separate series, and on an as-converted basis. (ii) Until each holder of Series B Preferred Shares has received all Preferred Dividends required by Section 4(b), and the full amount of the Recoupment required by Section 4(a), the affirmative vote of at least seventy-five percent (75%) of all Series B Preferred Shares, (a "Super-Majority Vote"), voting as one class, the Corporation shall not take any action in respect of any matter which would (or is reasonably likely to) result in any of the following: (A) a change in any material provision of the Corporation's Articles of Incorporation, the Bylaws of the Corporation or other documents governing the Corporation, or the taking of any action which has the effect of modifying such documents; (B) the creation of any new class of debt or equity security by the Corporation, or any change in the rights or benefits conferred, or obligations imposed, by any class of debt or equity security of the Corporation, whether or not such class exists as of the date of this Agreement; (C) the creation, renewal or replenishment of any stock grant, stock option, phantom equity or other similar incentive plan for the benefit of employees, contractors or directors of the Corporation or any affiliate thereto; (D) the redemption or repurchase of any security, or repayment or guaranty of any indebtedness (other than in the ordinary course), prior to the payment of all amounts owed in respect of the Series B Preferred Shares; (F) the entry of the Corporation into any merger, consolidation, reorganization, or the sale or lease of all or substantially all of the assets of the Corporation, reorganization or transaction resulting in a change in control or the issuance to any person of securities which, if fully diluted, would represent in excess of twenty-five percent (25%) of the total capital stock of the Corporation then outstanding on a fully-diluted basis; (G) the winding up, liquidation or dissolution of the Corporation, the making of any assignment for the benefit of creditors, or the commencement of any bankruptcy, reorganization, arrangement, moratorium or the other debtor relief proceedings, by the Corporation; or (H) any material deviation by the Corporation of any items which were previously approved by a required Super-Majority Vote.

Material Rights

Series B Preferred Stock has rights to recoupment, dividends, and conversion into Common Stock. Refer to the Third Amended and Restated Articles of Incorporation, attached as Exhibit F to the Offering Memorandum, for a full description of the material rights.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $225,000.00

Maturity Date: December 31, 2022

Interest Rate: 12.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Next round of financing

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $100,000.00

Maturity Date: September 21, 2023

Interest Rate: 12.0%

Discount Rate: 12.0%

Valuation Cap: None

Conversion Trigger: Next round of equity financing

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $50,000.00

Maturity Date: September 21, 2023

Interest Rate: 12.0%

Discount Rate: 12.0%

Valuation Cap: None

Conversion Trigger: Next round of equity financing

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $100,000.00

Maturity Date: December 01, 2022

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $667,157.00

Maturity Date: February 09, 2024

Interest Rate: 5.0%

Discount Rate: 12.0%

Valuation Cap: None

Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $61,190.00

Maturity Date: February 09, 2024

Interest Rate: 5.0%

Discount Rate: 12.0%

Valuation Cap: None

Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $334,083.00

Maturity Date: February 09, 2024

Interest Rate: 12.0%

Discount Rate: 12.0%

Valuation Cap: None

Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $5,869

Maturity Date: February 09, 2024

Interest Rate: 12.0%

Discount Rate: 12.0%

Valuation Cap: None

Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of Rizome should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock of Rizome purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the business materials industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common shares in the amount of up to $3,931,700.78 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing bamboo products. Our revenues are therefore dependent upon the market for bamboo.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our bamboo building materials. Delays or cost overruns in the development of our bamboo building materials and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bamboo building materials are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Production Risk

As a startup manufacturing company meeting slat and panel production goals may be a challenge as we mature our business processes and manufacturing procedures.

COVID Travel

Not being able to travel easily to SE Asia could cause production slowdowns as we continue to hire additional management in the Philippines.

Funding Risk

If we overextend buying new equipment without being able to raise additional funds, we run the risk of our expansion becoming capital constrained.

Regulatory/Geopolitical Risk

We operate in developing countries that can have higher operational risk than the U.S. This presents long-term risk for supply chain reliability, though we mitigate it by planting in the U.S. and diversifying supply.

Demand Risk

If new construction drastically falls worldwide, there may be less market demand for bamboo products.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Bamboo Ecologic Corporation

By   /s/ *Russell Smith*

      Name: <u>Bamboo Ecologic Corporation</u>

      Title: CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer

---

Exhibit A

FINANCIAL STATEMENTS

Bamboo Ecologic Corporation

**Consolidated Financial Statements, Report of
Independent Registered Public Accounting Firm, and
Independent Accountant's Audit Report**

Years ended December 31, 2020, and 2021

Bamboo Ecologic Corporation

Index to Financial Statements

Years ended December 31, 2020, and 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bamboo Ecologic Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Bamboo Ecologic Corporation (the Company) as of December 31, 2021, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year period then ended, and the consolidated related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of Bamboo Ecologic Corporation as of December 31, 2020 were audited by other auditors whose report dated March 24, 2021 expressed an unqualified opinion on those statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has suffered net losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

As discussed in Note 2 to the consolidated financial statements, the Company issues stock-based compensation in accordance with ASC 718, Compensation.

Auditing management's calculation of the fair value of stock-based compensation can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation. Auditing a specialist's calculation of the value of derivatives can be a significant judgment given the fact that the Company uses the specialists estimates on various inputs to the calculation.



/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company's auditor since 2022

Houston, TX



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Bamboo Ecologic Corporation

We have audited the accompanying balance sheets of Bamboo Ecologic Corporation. as of December 31, 2019 and 2020, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bamboo Ecologic Corporation. as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 23rd, 2021

Vincenzo Mongio

Consolidated Statements of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	286,241	490,242
Accounts Receivable	75,002	20,000
Other Receivables	15,804	-
Prepaid Expenses	11,162	39,654
Inventory	18,348	-
Total Current Assets	406,557	549,896
Non-current Assets		
Property & Equipment, net	339,114	-
Deposits	11,720	-
Other Assets	40,080	6,575
Total Non-current Assets	390,914	6,575
TOTAL ASSETS	**797,471**	**556,471**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	428,180	233,616
Dividends Payable	27,098	-
Other Payables	2,510	252
Deferred Compensation	115,000	-
Accrued Interest	148,362	57,052
Other Accrued Expenses	252,287	75,000
Related Party Loans	153,224	153,224
3rd Party Loans, net	164,211	182,857
Total Current Liabilities	1,290,872	702,001
Long-Term Liabilities		
Related Party Loans	160,000	-
3rd Party Loans, net	1,923,299	1,210,966
Total Long Term Liabilities	2,083,299	1,210,966
Total Liabilities	**3,374,171**	**1,912,967**
Equity		
Common Stock	1,325	1,197
Preferred Stock	37	37
APIC	3,199,811	2,002,009
Effect of Foreign Currency Exchar	12,190	-
Retained Earnings	(5,790,063)	(3,359,739)
Total Equity	**(2,576,700)**	**(1,356,496)**
TOTAL LIABILITIES & EQUITY	**797,471**	**556,471**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	65,615
Cost of Revenue	180,770	37,628
Gross Profiit	(180,770)	27,987
Operating Expenses		
Advertising & Marketing Expenses	401,166	194,486
Employee Expenses	298,393	22,357
General & Administrative Expenses	1,364,295	735,600
Total Operating Expenses	2,063,854	952,443
Operating Income	(2,244,624)	(924,456)
Other Revenue		
Grants	196,093	81,000
Interest	1	8,413
Total Other Revenue	196,094	89,413
Other Expense		
Interest Expense	203,515	87,229
Interest Expense - Discount	47,082	-
Fair Value of Options Expense	99,646	-
Other Expense	31,551	161
Total Other Expense	381,794	87,390
Provision for Income Tax	-	-
Net Income	**(2,430,324)**	**(922,433)**
Other Comprehensive Income (loss)		
Effect on Foreign Currency Exchange	12,190	-
Net Comprehensive Loss	**(2,418,134)**	**(922,433)**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Preferred Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2019	60,278,750	$ 1,190	3,650,617	$ 37	$ 1,989,860	$ -	(2,423,602)	$ (432,515)
Issuance of Shares for Exercise of Warrants	665,860	7	-	-	12,148		-	$ 12,155.00
Accrual of Preferred Dividend								
Net loss for the year ended December 31, 2020							(936,137)	(936,137)
Balance, December 31, 2020	60,507,110	$ 1,197.00	3,650,617	$ 37	$ 2,002,009.00	$ -	(3,359,739.00)	$ (1,356,496.00)
Issuance of Shares for Services	9,043,000	90	-	-	17,996		-	$ 18,086
Issuance of Shares for Exercise of Warrants	3,050,000	31	-	-	30,469		-	$ 30,500
Issuance of Shares from Reg CF offering	747,665	7	-	-	253,929		-	$ 253,936
Capital Costs related to Reg CF offering					(28,825)			$ (28,825)
FV of Option Expense					99,646			$ 99,646
FV of Warrants					824,587			$ 824,587
Net loss for the year ended December 31, 2021							(2,430,324)	$ (2,430,324)
AOCI - Foreign Currency Translation						12,190	-	$ 12,190
Balance, December 31, 2021	73,347,775	$ 1,325.00	3,650,617	$ 37	$ 3,199,811	$ 12,190	(5,790,063)	$ (2,576,700)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income	(2,430,324)	(922,433)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Amortization expense	47,082	-
OID expense	(42,622)	-
Loss on debt settlement	385,698	-
Fair Value of shares issued for services	18,086	-
Depreciation expense	7,866	-
Stock options issued for services	99,646	-
Changes in operating assets and liabilities		
Accounts Receivable	(70,806)	(20,000)
Prepaid Expenses	28,492	6,495
Bad Debt	-	229,606
Inventory	(18,348)	-
Deferred Rev	-	(25,000)
Other Accrueds	-	(22,716)
Other Assets	(45,225)	301
Accounts Payable	223,920	51,433
Accrued expenses	383,597	37,920
Net cash provided by Operating Activities	(1,412,938)	(664,394)
INVESTING ACTIVITIES		
Cash paid for purchase of fixed assets	(346,980)	-
Funds Loaned	-	(8,413)
Net cash provided by Investing Activities	(346,980)	(8,413)
FINANCING ACTIVITIES		
Proceeds from Sale of Stock	255,611	-
Borrowings on debt	1,443,229	1,072,463
Principal Payments on debt	(148,110)	-
APIC	-	7,149
Common Stock	-	7
Net cash provided by Financing Activities	1,550,730	1,079,619
Effect of Foreign Currency Translation	5,187	-
Net cash increase for period	(204,001)	406,812
Cash at beginning of period	490,242	83,430
Cash at end of period	286,241	490,242
Non cash transactions		
warrants issued with debt	263,879	-
conversion of debt	175,010	-

The accompanying notes are an integral part of these financial statements.

Bamboo Ecologic Corporation
Notes to the Consolidated
Financial Statements

December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bamboo Ecologic Corporation ("the Company") was formed in Nevada on January 9th, 2013. The company is a manufacturer of bamboo construction materials with customers primarily in the Philippines and slowly expanding into the United States.

The company will continue its ongoing crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the results of operations of the company's US entity, Bamboo Ecologic Corporation and foreign Philippines entity, Bamboo Ecologic Export Philippines, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Prepaid Expenses

Component	2021	2020
Legal Fees	-	-
Prepaid Royalties	0	37,500
Other	11,162	2,154
Total	11,162	39,654

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and a loan to its subsidiary. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a.   the customer simultaneously receives and consumes the benefits as the entity performs;
b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of product to customers. The company deferred $171,038 of revenue for cash deposits received prior to delivery of product as of December 31st, 2021.

Other Receivables

Other Receivables include security deposits for the manufacturing facility in the Philippines as well as for apartments housing harvesting and production employees. Other Receivables for the years ended December 31, 2021, and 2020 were $15,804 and $0, respectively.

Inventory

The Company states inventory at the lower of cost or market value. Cost is determined using the Average Method. The inventory balance as of December 31, 2021, and 2020 was $18,348 and $0, respectively.

Property and Equipment

Property and Equipment are stated at cost, and are depreciated using straight line, over its estimated useful lives:

Computer Equipment   5 years
Machinery & Equipment   7 years

Depreciation Expense for the years ended December 31, 2021, and 2020 was $7,866 and $11,999, respectively.

Deposits

Deposits consist of a StartEngine Deposit. The Company engaged the online platform www.startengine.com in 2021 to assist with its Reg CF campaign. StartEngine places a deposit hold on 6% of the total funds committed in case there is an ACH refund or credit card chargeback. The hold remains in effect for six (6) months following the close of the offering. 75% of this hold back will be released back to the company after two (2) months and the remaining 25% shall be held for the remaining four (4) months. As of December 31, 2021, the StartEngine Deposit balance was $11,720.

Other Assets

The Company's subsidiary in the Philippines recorded the following other assets:

Account	2021	2020
Loan to BEEP	$0	$5,000
Advances	$27,867	$0
VAT	$12,213	$1,575
Total Other Assets	$40,080	$6,575

Deferred Compensation

During 2021 each of Mr. Frederick Murrell, Mr. Russell Smith, Mr. David Sands, and Mr. Troy Carter deferred their salary due to circumstances resulting from the impact of the COVID-19 pandemic and the delays caused in commissioning the manufacturing facility in the Philippines earlier in the year. As of December 31, 2021, the deferred compensation balance was:

Name	Deferred Compensation
Frederick Murrell	$19,000
Russell Smith	$19,000
David Sands	$52,000
Troy Carter	$25,000

Accrued Interest

The Company accrues interest on a monthly basis on all related party and third-party notes. The accrued interest balance as of December 31, 2021, and 2020 was $148,362 and $57,052, respectively.

Other Accrued Expenses

Other Accrued Expenses consisted of the following:

Customer Prepayments	$171,038	$75,000
StartEngine Promote	$81,249	$0
Total Other Accrued Expenses	$252,287	$75,000

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – OTHER REVENUE

As of December 31, 2021, and 2020 the Company had received $190K and $80K respectively in grants funds, from One Tree Planted, a reforestation non-profit.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company borrowed money from shareholders and/or related family members totaling $313,224K as of December 31st, 2021. $153,224 bears interest of 6% and is due on demand. $160K bears interest at 12% and is due in 2024.

The company has been loaning funds to its Philippine subsidiary for its operations while the manufacturing facility was being commissioned and until operating costs are covering from sales. The balance of the funds loaned to the subsidiary as of December 31, 2021, is $799,353.

Bamboo Ecologic Corporation shares space with a company controlled by a related party. From January to August 2021, the company paid $2,500 towards office expenses which included rent, utilities, and the time of an admin. Since September 2021, the company has been paying 75% of actual expenses for rent and utilities.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – DEBT

Related party loans – See Note 3.

3rd Party Loans – The company borrowed $2,348,299 from 3rd parties as of December 31st, 2021. The amounts borrowed bear interest at 12% and 13% and are due in 2021 – 2024. Two of these loans were converted to equity on August 11th, 2021, specifically $175,002.86 of unpaid principal and accrued interest was converted to 1,750,050 warrants of the Company's common stock. Due to an increase in the FMV of the common stock from the time the notes were signed to the time they were converted, the conversion resulted in a loss of $385,700.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2022	425,000
2023	640,000
2024	1,283,299
2025	-
2026	-
Thereafter	-

NOTE 7 - EQUITY

The company has authorized 500,000,000 of common shares with a par value of $0.00001 per share and 51,883,600 of preferred shares with a par value of $0.001 per share. 73,347,775 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2021. 60,507,110 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2020.

Shares of common stock are voting and carry similar customary rights and privileges of other companies' common stock and are entitled to dividends at the discretion of the board of directors.

The terms of the preferred shares are as follows:

Recoupment: The holders of the Series B Preferred Shares shall have the right to receive, prior to any payment to any other holder of the Company's capital stock, whether in the distribution of profits or in liquidation of the Company an amount in cash equal to one hundred percent (100%) of the Original Issue Price.

Dividends: Until such time as each holder of Series B Preferred Shares has received Recoupment in full, each such holder shall be entitled to receive from the Company an annual, cumulative cash dividend (the "Preferred Dividend"), out of the Company's cash legally available for distribution, after giving effect to the payment of all current expenses and obligations ("Distributable Cash"). Beginning with calendar year 2019,and through and including calendar year 2023, Preferred Dividends shall cumulate at the rate of two and one-half percent (2.5%) of the Purchase Price per annum.

Conversion: Any shares of Series B Preferred Shares may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. Each share of Series B Preferred Shares shall automatically be converted into shares of Common Stock, based on the then-effective Series B Preferred Shares Conversion Rate, at any time upon the affirmative election of the holders of a Super-Majority Vote of the Series B Preferred Shares.

Conversion Rate: The conversion rate in effect at any time for conversion of the Series B Preferred Shares (the "Series B Preferred Shares Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred Shares by the "Series B Preferred Shares Conversion Price."

Conversion Price: The conversion price for the Series B Preferred Shares shall initially be the Original Issue Price of the Series B Preferred Shares (the "Series B Preferred Shares Conversion Price"). Such initial Series B Preferred Shares Conversion Price shall be adjusted from time to time in accordance with this Section 4(c). All references to the Series B Preferred Shares Conversion Price herein shall mean the Series B Preferred Shares Conversion Price as so adjusted.

Voting: Entitled to one vote per Share

The company raised $253,936.14 in 2021 by offering common shares for sale via Regulation Crowdfunding. There were $28,825 in platform fees associated with raising these funds.

Further, as indicated in Note 9, there were 3,050,000 warrants exercised in 2021 for $30,500.

NOTE 8- STOCK OPTIONS

Following is the schedule of stock options the Company has granted as of December 31, 2021, and 2020:

Name	No. of Option	Date Granted	Exercise Price	Date Options Vest/Terminate
Anita Lambert	37,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Chara Panagopoulos	37,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Stanley Cooper	7,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Rich Von Wellsheim	37,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Tara Grace	7,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
MJN Participações	3,000,000	10/2/2015	$0.0001	Fully vested.
Chara Panagopoulos	1,000,000	2/22/2016	$0.01	Fully vested; terminate on 2/12/2024
Joseph Andrews	400,000	2/12/2021	$0.01	Fully vested; terminate on 2/12/2026

The Company uses the Black-Scholes option pricing model in valuing options. The inputs for the valuation analysis of the options include the market value of the Company's common stock, the exercise price of the warrants and the risk free interest rate. Since the Company is not public, the average volatility of two companies that are similar in size and operations to the Company was used. As of December 31, 2021, and 2020, stock issued for services to employees totaled $0 and $0, respectively. As of December 31, 2021, and 2020, stock issued for services to non-employees totaled $99,646 and $0, respectively.

NOTE 9- WARRANTS

The Company issued warrants with its debt offering in 2020 and 2021, specifically 25,000 warrants for every $10,000 loaned. The Company accounts for warrants issued in accordance with ASC 470-20-30-2.

The warrants exercised in 2021 were:

Name	No. of Warrants	Date Exercised	Exercise Price
Philip Blackwood	187,500	1/5/2021	$1,875
Mark Meissner/Susan Evans	62,500	2/10/2021	$625
D. Werlin Holdings, LLC	700,000	5/19/2021	$7,000
M. Werlin Holdings, LLC	700,000	5/19/2021	$7,000
D. Werlin Holdings, LLC	700,000	5/19/2021	$7,000
M. Werlin Holdings, LLC	700,000	5/19/2021	$7,000

The warrants still outstanding as of December 31, 2021, were:

Name	No. of Warrants	Date Granted	Expiration Date	Warrant Price
Sugar & Nakada	62,500	6/23/2020	6/23/2025	$0.01
Paul Moore	375,000	7/17/2020	7/17/2025	$0.01
Ivan O'Neil	62,500	7/21/2020	7/21/2025	$0.01
Evslin Trust	62,500	7/30/2020	7/30/2025	$0.01
Josh Schaeffer	62,500	8/4/2020	8/4/2025	$0.01
Paul Moore	250,000	8/15/2020	8/15/2025	$0.01
D. Werlin Holdings	875,025	8/11/2021	8/11/2026	$0.01
M. Werlin Holdings	875,025	8/11/2021	8/11/2026	$0.01
Fredrick Sands	275,000	8/18/2021	8/18/2026	$0.01
D. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
Frederick Murrell	62,500	10/25/2021	10/25/2026	$0.01
Russell Smith	62,500	11/11/2021	11/11/2026	$0.01
D. Werlin Holdings	50,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	50,000	12/15/2021	12/15/2026	$0.01

<u>FMV of Warrants & Amortization</u>

The Company allocates the fair value of the warrant determined by the Black Scholes Model to paid in capital and discount on debt which is amortized into interest expense over the life of the note. The FMV of the warrants for the years ended December 31, 2021, and 2020, was $824,587 and $5,497, respectively.

Interest expense associated with this amortization for the years ended December 31, 2021, and 2020, was $47,082 and $0, respectively.

<u>Conversion of Debt</u>

On August 11th, 2021, two notes totaling $87,502.46 (unpaid principal and accrued interest) each, were converted into a total of 1,750,050 warrants. The warrants had a FMV of $560,708 and produced a loss of $385,700.

NOTE 10- INCOME TAXES

As of December 31, 2021, the Company had approximately $(3,856,570) in tax loss carryforwards that can be utilized in future periods to reduce taxable income. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows:

	Year Ended December 31, 2021	**Year Ended December 31, 2020**
Federal Tax Rate	21%	21%
Carryforward	$(1,187,276)	$(264,843)
Net Loss	$(2,430,324)	$(922,433)
Stock Based Compensation	$99,646	$0
Debt Discount Amortization	$47,082	$0
Gain on Settlement	$(385,698)	$0
NOL Carryforward	**$(3,856,570)**	**$(1,187,276)**

The significant components of deferred income tax assets and liabilities on December 31, 2021, and 2020 are as follows:

	Year Ended December 31, 2021	**Year Ended December 31, 2020**
Deferred Tax Assets	$(809,880)	$(249,328)
Less: Valuation Allowance	$809,880	$249,328
Net Deferred Tax Asset	$0	$0

Due to its history of losses, the Company is not subject to federal or state income taxes.

NOTE 11- RECENT ACCOUNTING PRONOUNCEMENTS

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 12- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2022, the date these financial statements were available to be issued.

Debt Issuances – The company raised $70k in debt financing due 2025 at 13%.

Convertible note issuances – The company raised $250k in convertible note issuances accruing interest at 12% maturing in 2025.

Equity Issuances – The company raised $449,241.32 from selling common stock via Regulation Crowdfunding.

NOTE 13 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 14 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2021, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments andcentral banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

CERTIFICATION

I, Russell Smith, Principal Executive Officer of Bamboo Ecologic Corporation, hereby certify that the financial statements of Bamboo Ecologic Corporation included in this Report are true and complete in all material respects.

Russell Smith

CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer